As filed with the Securities and Exchange Commission on March 18, 2003

                                            Securities Act File No. 333-100524
                                      Investment Company Act File No. 811-5603

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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

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                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

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                        Pre-Effective Amendment No. [ ]
                     Post-Effective Amendment No. 1 [ X ]
                       (Check appropriate box or boxes)

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                     Merrill Lynch World Income Fund, Inc.
            (Exact Name of Registrant as Specified in its Charter)

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                                (609) 282-2800
                       (Area Code and Telephone Number)

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                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                   (Address of Principal Executive Offices:
                    Number, Street, City, State, Zip Code)

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                                Terry K. Glenn
                     Merrill Lynch World Income Fund, Inc.
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)

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                                  Copies to:

Laurin Blumenthal Kleiman, Esq.                    Philip L. Kirstein, Esq.
 SIDLEY AUSTIN BROWN & WOOD LLP                  FUND ASSET MANAGEMENT, L.P.
       787 Seventh Avenue                               P.O. Box 9011
 New York, New York 10019-6018                 Princeton, New Jersey 08543-9011

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Title of Securities Being Registered:  Common Stock, Par Value $.10 per share.

No filing fee is required because of reliance on Section 24(f) under the Investment Company Act of 1940.


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     This Post-Effective Amendment No. 1 to the Registrant's Registration
Statement on Form N-14 (File No. 333-100524) (the "N-14 Registration Statement") consists of the following:

(1)  Facing Sheet of this Registration Statement.

(2)  Part C of this Registration Statement (including signature page).

     Parts A and B to the N-14 Registration Statement are unchanged from the Proxy Statement and Prospectus filed on November 14, 2002 under Rule 497 under the Securities Act of 1933, as amended.

     This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin Brown & Wood LLP, counsel for the Registrant and Merrill Lynch Emerging Markets Debt Fund, Inc. ("Emerging Markets"), as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of Emerging Markets into the Registrant.






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PART C

                               OTHER INFORMATION

Item 15. Indemnification.

     Reference is made to Article VI of the Articles of Incorporation of Merrill Lynch World Income Fund, Inc. (the "Registrant"), Article VI of Registrant's By-Laws, Section 2-418 of the Maryland General Corporation Law and Section 9 of the Distribution Agreement.

     Article VI of the By-Laws provides that each officer and director of the Registrant shall be indemnified by the Registrant to the full extent permitted under the General Laws of the State of Maryland, except that such indemnity shall not protect any such person against any liability to the Registrant or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent legal counsel or non-party independent directors, after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

     Each officer and director of the Registrant claiming indemnification within the scope of Article VI of the By-Laws shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by him in connection with proceedings to which he is a party in the manner and to the full extent permitted under the General Laws of the State of Maryland; provided, however, that the person seeking indemnification shall provide to the Registrant a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance, if it should ultimately be determined that the standard of conduct has not been met, and provided further that at least one of the following additional conditions is met: (a) the person seeking indemnification shall provide a security in form and amount acceptable to the Registrant for his undertaking; (b) the Registrant is insured against losses arising by reason of the advance; (c) a majority of a quorum of non-party independent directors, or independent legal counsel in a written opinion, shall determine, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

     The Registrant may purchase insurance on behalf of an officer or director protecting such person to the full extent permitted under the General Laws of the State of Maryland from liability arising from his activities as officer or director of the Registrant. The Registrant, however, may not purchase insurance on behalf of any officer or director of the Registrant that protects or purports to protect such person from liability to the Registrant or to its stockholders to which such officer or director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

     The Registrant may indemnify, make advances or purchase insurance to the extent provided in Article VI of the By-Laws on behalf of an employee or agent who is not an officer or director of the Registrant.

     In Section 9 of the Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses



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incurred or paid by a Director, officer, or controlling person of the
Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.       Exhibits.

Exhibit
Number         Description
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 1  (a)         Articles of Amendment and Restatement of the Articles of
                Incorporation of the Registrant, dated November 8, 1991.(a)
    (b)         Articles of Amendment to the Articles of
                Incorporation of the Registrant, dated October 19, 1994.(a)
    (c)         Articles Supplementary to the Articles
                of Incorporation of the Registrant, dated October 21, 1994.(a)
    (d)         Articles of Amendment to the Articles of Incorporation of
                the Registrant, dated February 27, 2002.(b)
 2        --    Revised By-Laws of the Registrant.(a)
 3        --    Not applicable
 4        --    Form of Agreement and Plan of Reorganization between the
                Registrant and Merrill Lynch Emerging Markets Debt Fund,
                Inc. ("Emerging Markets").(c)
 5        --    Copies of instruments defining the rights of stockholders, including the relevant portions of the Articles of
                Incorporation, as amended, and the By-Laws of the
                Registrant. (d)
 6  (a)   --    Investment Advisory Agreement between the Registrant and
                Fund Asset Management, L.P. ("FAM").(a)
    (b)         Sub-Advisory Agreement between FAM and Merrill Lynch Asset
                Management U.K. Limited.(e)
 7        --    Form of Unified Distribution Agreement between the Registrant and FAM Distributors, Inc. (the "Distributor").(f)
 8        --    None.
 9  (a)   --    Custody Agreement between the Registrant and State Street
                Bank and Trust Company. (d)
    (b)         Amended and Restated Credit Agreement between the Registrant and a syndicate of banks.(g)
    (c)         Form of Second Amended and Restated
                Credit Agreement between the Registrant, a syndicate of
                banks and certain other parties.(j)
 10 (a)   --    Form of Unified Class B Distribution Plan of the Registrant.(f)
    (b)   --    Form of Unified Class C Distribution Plan of the Registrant.(f)
    (c)   --    Form of Unified Class D Distribution Plan of the Registrant.(f)
    (d)   --    Merrill Lynch Select Pricing(SM) System Plan pursuant to
                Rule l8f-3.(h)
 11       --    Opinion of Sidley Austin Brown & Wood LLP, counsel for the
                Registrant.(k)
 12       --    Tax opinion of Sidley Austin Brown & Wood LLP, counsel for the
                Registrant and Emerging Markets.
 13       --    Not applicable.
 14 (a)   --    Consent of Deloitte & Touche LLP, independent auditors for the
                Registrant.(k)
    (b)         Consent of Deloitte & Touche LLP, independent auditors for
                Emerging Markets.(k)
 15       --    Not applicable.
 16       --    Power of Attorney.(i)
 17 (a)   --    Prospectus dated April 25, 2002, and Statement of Additional
                Information dated April 25, 2002, of the Registrant.(k)
    (b)         Prospectus dated April 12, 2002, and Statement of Additional
                Information dated April 12, 2002, of Emerging Markets.(k)
    (c)         Annual Report to Stockholders of the Registrant for the year ended December 31, 2001.(k)
    (d)         Semi-Annual Report to Stockholders of the Registrant for
                the six months ended June 30, 2002.(k)


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Exhibit
Number          Description
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    (e)         Annual Report to Stockholders of Emerging Markets for the
                year ended December 31, 2001.(k)
    (f)         Semi-Annual Report to Stockholders of Emerging Markets for
                the six months ended June 30, 2002.(k)
    (g)         Form of Proxy.(k)

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(a) Filed on April 27, 1995 as an Exhibit to Post-Effective Amendment No. 5 to
    Registrant's Registration Statement on Form N-1A (File No. 33-42681) under the Securities Act of 1933, as amended (the "Registration Statement").
(b) Filed on April 25, 2002 as an Exhibit to Post-Effective Amendment No. 13 to the Registration Statement.
(c) Included as Exhibit I to the Proxy Statement and Prospectus contained in the N-14 Registration Statement.
(d) Reference is made to Article III (Sections 3 and 4), Article V, Article VI (Section 3), Article VII, Article VIII and Article X of the Registrant's Articles of Amendment and Restatement, filed as Exhibit (1)(a) to Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (File No. 33-42681) (the "Registration Statement");
    the Articles Supplementary filed as Exhibit (1)(c) to the Registration Statement; the Articles of Amendment filed as Exhibits (1)(b) and 1(d) to the Registration Statement; the Articles Supplementary filed as Exhibit
    (1)(d) to the Registration Statement; and Article II, Article III
    (Sections 1, 3, 5, 6, and 17), Article IV (Section 1), Article V (Section
    7), Article VI, Article VII, Article XII, Article XIII, and Article XIV of the Registrant's By-Laws filed as Exhibit (2) to the Registration Statement.
(e) Filed on April 27, 1997, as an Exhibit to Post-Effective Amendment No. 7 to the Registration Statement.
(f) Incorporated by reference to Exhibits 5 and 13 to the Registration Statement on Form N-1A of Merrill Lynch Mid Cap Growth Fund, Inc. (File
    No. 333-42020) filed on July 21, 2000.
(g) Incorporated by reference to Exhibit (b) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-15973) filed on December 14, 2000.
(h) Incorporated by reference to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A under the Securities Act of 1933, as amended, filed on January 25, 1996, relating to shares of Merrill Lynch
    New York Municipal Bond Fund, a series of Merrill Lynch Multi-State Municipal Series Trust (File No. 2-99473).
(i) Included on the signature page of the N-14 Registration Statement filed on October 11, 2002.
(j) Incorporated by reference to Exhibit (b)(2) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-39837), filed on December 14, 2001.

(k) Filed on October 11, 2002, as an Exhibit to the N-14 Registration
    Statement.

Item 17.       Undertakings.
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     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The Registrant undertakes to file, by post-effective amendment, a copy of the opinion of counsel as to certain tax matters, within a reasonable time after receipt of such opinion.





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                                  SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 18th day of March, 2003.

                                    MERRILL LYNCH WORLD INCOME FUND, INC.
                                    (Registrant)

                                    BY:  /s/ DONALD C. BURKE
                                         ---------------------------------
                                        (Donald C. Burke, Vice President)

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signatures                      Title                        Date
-------------------------------       ----------------------            -------


          TERRY K. GLENN*             President (Principal Executive
-------------------------------       Officer)  and Director
          (Terry K. Glenn)


           DONALD C. BURKE*           Vice President and Treasurer
-------------------------------       (Principal Financial and
          (Donald C. Burke)           Accounting Officer)


         JAMES H. BODURTHA*           Director
-------------------------------
        (James H. Bodurtha)


            JOE GRILLS*               Director
-------------------------------
            (Joe Grills)


         HERBERT I. LONDON*           Director
-------------------------------
        (Herbert I. London)


          ANDRE F. PEROLD*            Director
-------------------------------
         (Andre F. Perold)


        ROBERTA COOPER RAMO*          Director
-------------------------------
       (Roberta Cooper Ramo)


      ROBERT S. SALOMON, JR.*         Director
-------------------------------
      (Robert S. Salomon, Jr.)


         MELVIN R. SEIDEN*            Director
-------------------------------
         (Melvin R. Seiden)


        STEPHEN B. SWENSRUD*          Director
-------------------------------
       (Stephen B. Swensrud)




*By:  /s/ Donald C. Burke                                 March 18, 2003
      ----------------------------------
     (Donald C. Burke, Attorney-in-fact)




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                                EXHIBIT INDEX

  Exhibit
  Number            Description
  -------           -----------
12           --     Opinion of Sidley Austin Brown & Wood LLP, counsel for the
                    Registrant and Emerging Markets, as to the reorganization of Emerging Markets into the Registrant.






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